UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HeartWare International, Inc.
(Name of Subject Company (Issuer))

HeartWare International, Inc.
(Name of Filing Persons (Issuer))

3.50% Convertible Senior Notes due 2017
1.75% Convertible Senior Notes due 2021
(Title of Class of Securities)

422368 AA8
422368 AC4
(CUSIP Number of Class of Securities)

Peter McAree
Senior Vice President, Chief Financial Officer and Treasurer
500 Old Connecticut Path
Framingham, MA 01701
508.739.0912
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert M. Katz, Esq.
Richard B. Alsop, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

On June 27, 2016, HeartWare International, Inc. (the “Company”) sent certain notices to the trustee and holders of its 3.50% Convertible Senior Notes due 2017 (the “2017 Convertible Notes”) and 1.75% Convertible Senior Notes due 2021 (together with the 2017 Convertible Notes, the “Convertible Notes”) as required under each applicable supplemental indenture (together, the “Supplemental Indentures”) for such Convertible Notes and in connection with the Agreement and Plan of Merger (the “Agreement”) by and among the Company, Medtronic, Inc. (“Parent”), a Minnesota corporation, and Medtronic Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Parent.  The notice to the trustee and the holders of the Convertible Notes is attached hereto as Exhibit (a)(5)(a).

In connection with the obligation to offer to repurchase the Convertible Notes as a result of a Fundamental Change (as defined in the Supplemental Indentures), the Company expects to file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”).  The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The repurchase offer for the Convertible Notes required by the terms of the Supplemental Indentures has not commenced. Holders of the Convertible Notes are urged to read the relevant repurchase documents when they become available because they will contain important information that such holders should consider before making any decision regarding exercising their right to have their Convertible Notes repurchased.  Holders of the Convertible Notes can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from the Company upon written request to Peter McAree, Senior Vice President, Chief Financial Officer and Treasurer, HeartWare International, Inc., 500 Old Connecticut Path, Framingham, Massachusetts 01701, telephone number (508) 739-0912 or from the Company’s website, www.heartware.com.

Item 12.                      Exhibits

Exhibit Number	Description of Document
(a)(5)(a)	Notice to Trustee and Holders of Convertible Notes, dated June 27, 2016

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(5)(a)	Notice to Trustee and Holders of Convertible Notes, dated June 27, 2016